Exhibit 17.3
50 East 89th Street
Apartment 8-D
New York, NY 10128-1225

Via Facsimile and E-Mail addressed to
Lawrence Kallaur, Esq.
Boylan, Brown, Code, Vigdor & Wilson, LLP

November 16, 2006

Xethanol Corporation
1185 Avenue of the Americas - 20th Floor
New York, NY 10036

Re:	Form 8-K to be Filed in Connection with the Election of William Behrens as Chairman and David Ames as CEO and President, and with Mr. Oppenheimer’s and my Resignations from the Board

To Whom it May Concern:

I disagree with certain statements proposed to be made by Xethanol Corporation in response to Item 5.02, as of the draft provided to me yesterday afternoon by Lawrence Kallaur, Esq. of the Boylan Brown law firm, corporate counsel to Xethanol Corporation. Below I have set forth such statements and the respective reasons for my disagreement with them.

1.	Statement - Item 5.02, Fourth Paragraph: “Also on November 9, 2006, Louis B. Bernstein and Marc J. Oppenheimer resigned from Xethanol’s board of directors effective immediately.”

Disagreement: As our respective resignation letters make clear, and what occurred in fact, Mr. Oppenheimer’s resignation from the board was effective immediately upon Mr. Ames’ being elected Chief Executive Officer and President, whereas my own resignation was effective at the close of business November 9.

2.
Statement - Exhibit 99.1, Press release of November 10, 2006, Second Paragraph: “The Company also announced that Marc J. Oppenheimer resigned his Board position after not being elected Chief Executive Officer and that Louis B. Bernstein resigned as interim CEO, President and Director.”

Disagreement: The November 10, 2006 press release issued by Xethanol Corporation is inaccurate and misleading in how it reports both Mr. Oppenheimer's and my own resignations.  Furthermore, I was not given an opportunity to review the press release before it was issued by the company, despite my written request to the company.

The fact is that Mr. Oppenheimer resigned from the board upon Mr. Ames' election as CEO and President by a 4-3 vote near the beginning of the November 9 board meeting.  There never was a vote as to whether Mr. Oppenheimer should be CEO, so the Company's "sour grapes" version of Mr.Oppenheimer's resignation is totally misleading and inaccurate.  In fact, as I stated at the November 9 Board meeting following the vote to elect Mr. Ames, I had notified certain Board members in advance of that meeting that if Mr. Ames were elected CEO, both Mr. Oppenheimer and I would resign "for philosophical differences".  I emphasize and repeat that our resignations had nothing to do with whether or not Mr. Oppenheimer would be elected CEO.

Furthermore, the Xethanol press release is inaccurate as to my own resignation.  Mr. Ames' election as CEO and President automatically ended my term as President and interim CEO - contrary to the release and press articles that have cited it, below, I did NOT "quit" or resign from those positions.  However, after Mr. Ames' election as CEO and President, I did resign as a member of the Board, effective at the close of business November 9.

Further proof of the company’s press release’s misleading and inaccurate characterization of my own and Mr. Oppenheimer’s resignations lies in the headlines and text of the three news articles of which I am aware that thereafter reported and interpreted it on November 10:

Body: “Marc Oppenheimer resigned his board position after not being elected CEO and Louis Bernstein resigned as interim CEO, president and director.” The Street.com, 11/10/2006, 11:27 a.m. EST.

Headline: “Update 1-Xethanol names new CEO, says interim CEO resigned”;
Body: “…Xethanol Corp. … named David Ames chief executive, replacing Louis Bernstein who resigned as interim CEO citing ‘philosophical differences’ with board members. Marc Oppenheimer, a director, also resigned from the board after not being elected CEO, Xethanol said on Friday….” Reuters, November 10, 2006, 11:45 a.m. ET.

Headline: “Xethanol Names New CEO; Interim CEO Quits”
Sub-headline: “Xethanol Says Interim CEO, President Louis Bernstein Quits Over ‘Philosophical Differences’”
Body: “…Xethanol Corp. said Friday that Marc J. Oppenheimer has resigned from the board after not being elected chief executive officer, and Louis B. Bernstein has quit as interim CEO, president and director….” Associated Press, November 10, 2006, 1:36 p.m. ET.

3.
Statement - Item 5.02, Third Paragraph: “Except for the foregoing, there has been no transaction during the past two years, or proposed transaction, to which Xethanol was or is to be a party in which Mr. Ames had a direct or indirect interest required to be disclosed under Item 404 of Regulation S-B.”

Disagreement: In view of my recent discovery of what I perceive to have been the lack of full disclosure both to certain members of a previous board, including myself, with respect to the transaction earlier this year by which Xethanol Corporation and Coastal Energy Development formed Coastal Xethanol LLC, and to certain members of the board as it was constituted between October 1, 2006 and November 9, 2006, including myself, with respect to the current relationships between and among Xethanol Corporation, Mr. Ames and one or more principals of Coastal Energy Development, I do not understand the basis upon which Xethanol Corporation is able to make a statement and represent that “there has been no transaction during the past two years, or proposed transaction, to which Xethanol was or is to be a party in which Mr. Ames had a direct or indirect interest required to be disclosed under Item 404 of Regulation S-B”.

I understand from Mr. Kallaur that this letter will be filed as an exhibit by amendment to the Form 8-K within two business days after receipt by Xethanol Corporation.

Very truly yours,

/s/ Louis B. Bernstein
Louis B. Bernstein